Exhibit 11. Statement re computation of per Share Earnings

Three Months Ended March 31, 2007

Basic Earnings Per Share:

Net Income	$846,138.14	=	$0.57
Weighted Average Number of Common Shares	1,491,407

Diluted Earnings Per Share:

Net Income	$846,138.14	=	$846,138.14	=	$0.57
Weighted Average Number of Common Shares Adjusted for Effect of Outstanding Options	1,491,407 + 7,410		1,498,817